Exhibit 99.1

Rogers Communications Board Authorizes Repurchase of up to $500 million of Stock

Announces Intention to Renew Normal Course Issuer Bid to Purchase Class B Shares

TORONTO, Feb.14 — Rogers Communications Inc. (“Rogers”) announced today that it has filed with the Toronto Stock Exchange (“TSX”) a notice of its intention to renew its normal course issuer bid (“NCIB”) for its Class B Non-Voting shares (“Class B shares”) for a further one-year period.

As previously stated, the Board of Directors of Rogers has authorized such share repurchases because it believes that, at certain times, the purchase of Class B shares may represent an appropriate and desirable use of Rogers’ available funds when, if in the opinion of management, the value of the Class B shares exceeds the trading price of such shares. Such purchases would provide additional liquidity to shareholders and benefit the remaining shareholders by increasing their proportionate equity interest in Rogers.

Subject to acceptance by the TSX, the TSX notice provides that Rogers may, during the twelve month period commencing February 25, 2013 and ending February 24, 2014, purchase on the TSX, the New York Stock Exchange and/or alternative trading systems the lesser of 35.8 million Class B shares, representing approximately 10% of the public float of the Class B shares, and that number of Class B shares that can be purchased under the NCIB for an aggregate purchase price of $500 million. The actual number of Class B shares purchased, if any, and the timing of such purchases will be determined by Rogers considering market conditions, stock prices, its cash position, and other factors. As at February 11, 2013 there were approximately 402.8 million Class B shares issued and outstanding and the public float consisted of approximately 358.2 million Class B shares.

There cannot be any assurances as to how many shares, if any, will ultimately be acquired by Rogers under the NCIB and Rogers intends that any shares acquired pursuant to the NCIB will be cancelled. No NCIB is proposed to be made for Rogers’ Class A Voting shares.

In 2012, Rogers acquired approximately 9.6 million Class B shares at an average price of approximately $36.31 per share under its previous NCIB which will expire on February 23, 2013.

About the Company:

Rogers Communications is a diversified public Canadian communications and media company. We are Canada’s largest provider of wireless communications services and one of Canada’s leading providers of cable television, high-speed Internet and telephony services. Through Rogers Media, we are engaged in radio and television broadcasting, televised shopping, magazines and trade publications, sports entertainment, and digital media. We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI). For further information about the Rogers group of companies, please visit rogers.com.

For further information:

Bruce M. Mann, (416) 935-3532, bruce.mann@rci.rogers.com;

Dan R. Coombes, (416) 935-3550, dan.coombes@rci.rogers.com